SEW CAL LOGO, INC.
                               207 W. 138TH STREET
                          LOS ANGELES, CALIFORNIA 90061
                                 (310) 352-3300

May 5, 2006

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

         Re:          SEW CAL LOGO, INC.
                      File No. 333-132304

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-132304, to 9:00 A.M. on May 9, 2006 or as soon as practicable thereafter.

We are also aware that:

      o Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

      o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.


Very truly yours,

SEW CAL LOGO, INC.

/s/ RICHARD L. SONGER.
----------------------
PRESIDENT AND CHIEF
EXECUTIVE OFFICER